July 20, 2007



Ms. Nudrat Salik
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

	Re:	Scott's Liquid Gold-Inc.
		Form 10-KSB for the fiscal year ended December 31, 2006 Form 10-QSB for the period ended March 31, 2007
		File No. 1-13458

Dear Ms. Salik:

This letter responds to the comment of the staff of the Securities and Exchange Commission in its letter dated July 10, 2007 with respect to the Form 10-KSB Report and the Form 10-QSB Report of Scott's Liquid Gold-Inc. (the "Company") listed above. The text of the staff's comment is set forth below in bold type followed by the response.

                   FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis, page 14

We note your response to prior comment 1. Please provide a discussion in future filing about the impact household and skincare product returns have had on your historical results as well as the impact any known trends, events, or uncertainties related to product returns could have on your future revenues and income (loss) from operations. This discussion should address any industry trends, any changes in your customer relationships including decreases in the level of reorders, and any expected introductions of new products by you as well as competitors. This discussion should be provided for premium priced skincare products separately from your value priced skincare products. Refer to Item 303(b)(l)(iv) of Regulation S-B. Please show us in your supplemental response what the revisions will look like.

	Response:

	We would propose to add substantially the following discussion to our discussion of revenues contained in the "Management's Discussion and Analysis" section of our filings:

		From time to time, our customers return product to us. For our household chemicals products, we permit returns only for a limited time, and generally, only if there is a manufacturing defect. With regard to our skin care products, returns are more frequent under an unwritten industry standard that permits returns for a variety of reasons. In the event a skin care customer requests a return of product, the Company will consider the request, and may grant such request in order to maintain or enhance relationships with customers, even in the absence of an enforceable right of the customer to do so. Some retailers have not returned products to us.

July 20, 2007
Ms. Nudrat Salik
Page Two


Return price credit (used in exchanges typically, or rarely, refunded in cash) when authorized is based on the original sale price plus a handling charge that ranges from 8-10%. The handling charge covers costs associated with the return and shipping of the product. Additions to our reserves for estimated returns are subtracted from gross sales. [THIS PARAGRAPH WILL BE IN THE ANNUAL FORM 10-KSB BUT NOT NECESSARILY IN QUARTERLY FORM 10-QSB REPORTS AFTER THE REPORT FOR THE QUARTER ENDED JUNE 30, 2007.]

		From January 1, 2004 (BEGINNING DATE OF LAST THREE FISCAL YEARS) through end of last quarter, our product returns as a percentage of gross revenues have averaged as follows: household products ___%, Montagne
Jeunesse products ___%, and our Alpha Hydrox and other skin care products
___%. The level of returns as a percentage of gross revenues for the household products and Montagne Jeunesse products have remained fairly constant as a percentage of sales over that period while the Alpha Hydrox and other skin care products return levels have fluctuated. More recently, as our sales of the skin care products have declined we have seen a decrease in returns as a percentage of gross revenues. The products returned in the fiscal year to date(indicated as a percentage of gross revenues) were: household products __%, Montagne Jeunesse products __%, and our Alpha Hydrox and other skin care products __%. We are not aware of any industry trends, competitive product introductions or advertising campaigns at this time which would cause returns as a percentage of gross sales to be materially different for the current fiscal year than for the above averages. Furthermore, the Company's management is not currently aware of any changes in customer relationships that we believe would adversely impact anticipated returns. [REVISE IF KNOWN TRENDS OR EVENTS
EXIST] However, we review our reserve for returns quarterly, and we regularly face the risk that the existing conditions related to product returns will change.

If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-290-1083) or Lucy Schlauch (303-295-8493) at Holland & Hart LLP, our attorneys. Thank you.

Very truly yours,

SCOTT'S LIQUID GOLD-INC.



By:	/s/ Jeffry B. Johnson
	Jeffry B. Johnson
	Treasurer and Chief Financial Officer